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                           October 26, 2023

       Domenic Fontana
       Chief Financial Officer
       Good Gaming, Inc.
       415 McFarlan Road, Suite 108
       Kennett Square, PA 19348

                                                        Re: Good Gaming, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            File No. 000-53949

       Dear Domenic Fontana:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Report of Independent Registered Public Accounting Firm, page 20

   1. We note the Report of your Independent Registered Public Accounting Firm does not opine on the financial
statements at and for the year ended December 31, 2021. Please amend your Form 10-K to
include a revised opinion from Victor Mokuolu, CPA
                                                        PLLC. Also, considering
the Form 10-K is forward incorporated into your Form S-8,
                                                        ensure that your
amendment includes a consent from your independent registered public accounting firm.
 Domenic Fontana
FirstName LastNameDomenic  Fontana
Good Gaming,  Inc.
Comapany
October 26,NameGood
            2023     Gaming, Inc.
October
Page 2 26, 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology